SEC FILE NUMBER 0-27915

CUSIP NUMBER 37229R06
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒  Form 10-K     ☐ Form 20-F     ☐ Form 11-K    ☐Form 10-Q
☐ Form N-SAR     ☐Form N-CSR

For Period Ended: December 31, 2006

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Genius Products, Inc., (Full Name of Registrant)
N/A (Former Name if Applicable)
2230 Broadway (Address of Principal Executive Office (Street and Number))
Santa Monica, CA 90404 (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its annual report on Form 10-K for the period ended December 31, 2006 by the prescribed date without unreasonable effort or expense as we are not complete with our evaluation of certain accounting issues associated with various transactions during 2006. The Registrant expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Mueller (Name)	310 (Area Code)	453-1222 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 21, 2006, we consummated a transaction with The Weinstein Company LLC (“TWC”) and its affiliates pursuant to which we contributed all of our operating business, including substantially all of our assets, except for $1 million in cash and certain liabilities, to Genius Products, LLC (the “Distributor”) and received a 30% equity interest in the Distributor. Commencing July 22, 2006, substantially all of our operations were conducted by the Distributor and our financial statements accounted for our investment in the Distributor using the equity method of accounting.

Under the equity method of accounting, only our investment in and amounts due to and from the Distributor are included in our consolidated balance sheet, and we record an asset on our balance sheet related to our investment interest in the Distributor. For the periods after July 21, 2006, we have been recording on our statement of operations our 30% share of the Distributor’s profit or loss as equity in net earnings (losses) from Distributor. We also record a gain based on the difference between the fair market value of assets contributed and the net book value, reduced for the portion of the gain associated with the retained economic interest in the Distributor.

A reasonable estimate of the results for Genius Products, Inc. cannot be made until we have completed preparation of financial statements for the Distributor for inclusion in the Form 10-K and completed our evaluation of all accounting issues associated with the TWC transaction and other operating activities subsequent to that date.

Genius Products, Inc. (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 22, 2007                                   By /s/ John Mueller, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.